Exhibit (5)(s)

UBS Asset Management (Americas) Inc. 1285 Avenue of the Americas 12th Floor New York, NY 10019 www.ubs.com

March 28, 2016

Mr. James Langham

Managing Director

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

Re:	Amendment to Selected Dealer Agreement for UBS Money Series – Capital Series Adding UBS Select Government Capital Fund and New Section 8

Dear Jim:

We wish to amend “Schedule A – List of Funds” to the Selected Dealer Agreement dated April 30, 2012, between UBS Financial Services Inc. and UBS Asset Management (US) Inc. (formerly known as UBS Global Asset Management (US) Inc., “UBS AM-US”) with respect to the Capital Series of UBS Money Series (the “Agreement”). The purpose of this amendment is (1) to add a new fund, namely UBS Select Government Capital Fund by replacing Schedule A to the Agreement with the revised Schedule A that is attached to this letter, (2) to replace references in the Agreement to “UBS Global Asset Management (US) Inc.” with “UBS Asset Management (US) Inc.”, and (3) to insert the following as an additional, new Section 8 of the Agreement:

Financial Intermediary Information. You shall provide to us and the Funds such information as shall reasonably be requested by us or the Funds with respect to the compensation paid to other registered and qualified retail dealers you may select to sell Shares through in connection with this Agreement, as well as any other information as is reasonably necessary to permit the Board of Trustees of the Funds to consider and make decisions relating to the shareholder services plans of the Funds. You acknowledge that it is reasonable for us and the Funds to request that you provide written reports from time to time of the amounts of compensation paid to other registered and qualified retail dealers you may select to sell Shares through under this Agreement and the purposes for which such compensation was used. You agree to provide any additional information and/or materials reasonably requested by us and/or the Funds in connection with any periodic due diligence and compliance reviews conducted by us or the Funds, including without limitation any Financial Intermediary Controls and Compliance Assessment (FICCA) Reports and SSAE 16 Reports.

Please indicate your acceptance of these changes by executing two copies of this letter, returning one to us and retaining one copy for your record. Upon your acceptance, (1) Schedule A will be replaced with the revised version attached below, effective as of March 29, 2016, (2) references to our name in the Agreement will be deemed to be updated as indicated in the preceding paragraph, and (3) the Agreement will be amended to include a new Section 8 as indicated in the preceding paragraph.

Regards,

UBS ASSET MANAGEMENT (US) INC.

By:	By:

Name:	Name:

Title:	Title:

Accepted and Agreed to:

UBS FINANCIAL SERVICES INC.

By:	By:

Name:	Name:

Title:	Title:

(Amended and Restated Schedule A to Selected Dealer Agreement dated as of April 30, 2012, as amended, pertaining to UBS Money Series – Capital Series. This revised Schedule A effective as of March 29, 2016.)

SCHEDULE A

LIST OF FUNDS

UBS Select Prime Capital Fund

UBS Select Treasury Capital Fund

UBS Select Tax-Free Capital Fund

UBS Select Government Capital Fund